  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 27, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 27, 2007

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 2114
www.tasekomines.com

TASEKO MINES COMMENTS ON RECENT COURT DECISION
REGARDING ABORIGINAL TITLE

November 27, 2007, Vancouver, BC - The William decision, released by the Supreme Court of British Columbia on November 21, 2007, has provided increased certainty for the Company's 100% owned Prosperity gold-copper project.

The Prosperity project is within the 4,381 square kilometers subject to aboriginal rights, but importantly, outside of the aboriginal title lands of approximately 2,000 square kilometers described by the Honourable Mr. Justice Vickers in his judgment.

Mr. Justice Vickers found that the Tsilhqot'in people have an aboriginal right to hunt and trap birds and animals throughout the 4,381 square kilometers, including the land affected by the Prosperity project. However, on the matter of aboriginal title, independent legal counsel to the Company has confirmed that the Court, after very careful deliberation, expressed an opinion on what area of the 4,381 square kilometers is aboriginal title land, and the proposed Prosperity mine is not in that area.

The Company is preparing for the formal environmental assessment review of the Prosperity project and is ready to advance the permitting process.

"We will continue to conduct ourselves as we always have - with respect for the Tsilhqot'in people, their culture, their history and their relationship with the land - as we work to advance the Prosperity Project", says Brian Battison, Vice President, Corporate Affairs for Taseko Mines Limited.

For further details on Taseko and its properties and to download a copy of the Court's decision, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, and delays to uncertainties related to the ability to obtain necessary licenses and permits for development projects and project delays due to third party opposition, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.